UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Investools Inc.
13947 S. Minuteman Dr.
Draper, UT 84020

Amerivest Investment Management, LLC
1005 North Ameritrade Place
Bellevue, NE 68005

TDAM USA Inc.
161 Bay Street
35th Floor, TD Canada Trust Tower
Toronto, Ontario
Canada M5J 2T2

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT FILE NO.

Investools Inc. (“Investools”), Amerivest Investment Management, LLC (“Amerivest”) and TDAM USA Inc. (“TDAM USA”) (each an “Applicant” and, collectively, the “Applicants”),1 each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting it from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of the Judgment (as defined below) that has been entered against Investools.

As set forth below, the Applicants collectively serve as investment adviser (as defined in Section 2(a)(20) of the Act) to over 19 funds that are series of investment companies registered under the Act.2 While Investools does not provide, and no existing company of which Investools is an affiliated person (other than the Applicants) currently provides, Fund Service Activities to any registered investment company, Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which Investools is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which Investools may become an affiliated person in the future (together with the Applicants, the “Covered Persons”). Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.	Background

A.	Applicants

Investools, a corporation organized under the laws of Utah, provides investor education for self-directed investors.  Investools was acquired by TD AMERITRADE Holding Corporation (“TD Ameritrade Holding”) in June 2009 as part of TD Ameritrade Holding’s acquisition of thinkorswim Group, Inc., and is currently an indirect, wholly-owned subsidiary of TD Ameritrade Holding.  Investools currently does not serve as investment adviser to any registered investment company (“RIC”) or in any other capacity described in Section 9(a) of the Act.

Amerivest, a limited liability company organized under the laws of Delaware, is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). Amerivest provides a variety of financial planning and advisory services to clients. Like Investools, Amerivest is an indirect, wholly-owned subsidiary of TD Ameritrade Holding, and accordingly Amerivest may be deemed to be under common control with Investools.  Amerivest currently serves as the sub-adviser to the Funds listed in Part 1 of Annex A, and may become

1	A list of the registered investment companies to which the Applicants serve as investment adviser or sub-adviser as of November 19, 2009 is contained in Annex A.

2
None of the Applicants serves or acts in any of the other capacities described in Section 9(a) of the Act.  “Fund Service Activities” refers to serving or acting in the capacity of employee, officer, director, member of an advisory board, investment adviser, or depositor of any registered investment company, or principal underwriter for any registered open-end company, registered unit investment trust, or registered face-amount certificate company.  Any registered investment company to which a Covered Person (as defined below) provides Fund Service Activities is a “Fund.”

adviser to such Funds in 2010. The assets under management of the Funds for which Amerivest provides sub-advisory services were approximately $144 million as of July 21, 2009.

TDAM USA, a corporation organized under the laws of Delaware, is a registered investment adviser under the Advisers Act and a direct, wholly-owned subsidiary of The Toronto-Dominion Bank (“TD Bank”). TDAM USA provides investment management services to the Funds listed in Part 2 of Annex A and is a sub-adviser to the Funds listed in Part 1 of Annex A. TDAM USA also provides discretionary investment management services to separately managed accounts for clients in the United States.  The assets under management of the Funds for which TDAM USA provides investment advisory services were approximately $17.8 billion as of June 30, 2009.

As noted, TDAM USA is a wholly-owned subsidiary of TD Bank.  TD Bank owns approximately 45% of the outstanding common stock of TD Ameritrade Holding, and accordingly may be deemed to control TD Ameritrade Holding. Investools is an indirect, wholly-owned subsidiary of TD Ameritrade Holding.  Accordingly, TDAM USA may be deemed to be under common control with Investools.

B.	The Consent and Injunction

On December 10, 2009, the Commission filed a complaint (the “Complaint”) against Investools in the United States District Court for the District of Columbia (the “District Court”) in a civil action captioned Securities and Exchange Commission v. Investools Inc., Michael J. Drew and Eben D. Miller, No. 1:09-cv-02343. The Complaint alleges that Defendants Michael J. Drew (“Drew”) and Eben D. Miller (“Miller”), who were employees of Investools in the investor seminar industry, committed fraud during sales presentations at workshops that Investools held throughout the United States. The Complaint alleges that Investools failed to adequately police its sales personnel. The Complaint alleges that Investools’ compliance policies required that speakers have actual reasonable proof of the validity of any success claim. The Complaint alleges that, beginning no later than 2004, Investools management learned that Drew, Miller, and other speakers were claiming that their securities trading was tremendously profitable. The Complaint alleges that Investools never required Miller, Drew, or Investools’ other speakers, to provide it with documentation substantiating their success claims, such as brokerage account statements or tax forms. The Complaint alleges that Investools is liable as a controlling person under Section 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) for violations by its speakers, including Drew and Miller, of the Exchange Act Section 10(b) and Rule 10b-5 thereunder.

On November 10, 2009, Investools executed a consent of Defendant Investools (the “Consent”) in which Investools neither admits nor denies any of the allegations in the Complaint, except as to personal and subject matter jurisdiction (which are admitted), but consents to the entry of an injunction (the “Injunction”) and agrees to certain other undertakings. On [●], 2009, the District Court entered a judgment against Investools (the “Judgment”) that restrained and enjoined Investools and Investools’ agents, servants, employees, attorneys and all persons in active concert or participation with them who receive actual notice by personal service or otherwise of the Judgment, from violating, directly or indirectly, Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder (15 U.S.C. Sec.78j(b); 17 C.F.R. Sec.240.10b-5).

II.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or as a principal underwriter for any registered open-end investment company, registered unit investment trust, or registered face amount certificate company if the person, by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from, among other things, “engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.” Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person.

The entry of the Judgment results in a disqualification of Investools insofar as it is enjoined permanently by the District Court from engaging in or continuing particular conduct or practice in connection with the purchase or sale of any security. Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding each Applicant from providing any Fund Service Activities to any RIC subject to Section 9. The entry of the Judgment would result in a disqualification of each Applicant (other than Investools) under Section 9(a)(3) because Investools is an affiliated person of each of the other Applicants within the meaning of Section 2(a)(3) of the Act, given that they may be deemed to be under common control of TD Bank with Investools, and Investools would, upon entry of the Judgment, become subject to an injunction described in Section 9(a)(2). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to an entity subject to Section 9.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if it is established that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had any involvement in, or have remedied the conduct that serves as, the basis for disqualification under Section 9(a).3

III.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

3	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

A.	The Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not involve any of the Applicants providing Fund Service Activities to any RIC. The alleged conduct giving rise to the Injunction similarly did not involve any RIC with respect to which Investools engaged in Fund Service Activities. Additionally, the alleged conduct giving rise to the Injunction occurred before the acquisition of thinkorswim Group Inc., the parent of Investools, by TD Ameritrade Holding when the Applicants, other than Investools, were not affiliated persons of Investools.

The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”4 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like those of TD Ameritrade Holding and TD Bank. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that a RIC would have to be deprived of its investment advisory, distribution, and other services because of alleged violations that are not even remotely related to Fund Service Activities. In the absence of improper practices relating to their Fund Service Activities, therefore, the Applicants submit that Section 9(a) should not operate to bar them from serving Funds and their shareholders.

As a result of the foregoing, the conduct of the Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B.	Adverse Effect on Applicants

The Judgment subjects each of the Applicants that serve as investment adviser or sub-adviser to the Funds (the “Adviser Applicants”)5 to the prohibitions of Section 9(a) of the Act solely because Investools is an affiliated person of these companies within the meaning of the Act.  Only Investools is subject to the Judgment and was alleged to have been involved in the activities that form the basis for the Judgment.  No director, officer, or employee of the Applicants who is or was involved in providing advisory or sub-advisory services to the Funds participated in the alleged conduct that resulted in the Injunction.

If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. The Adviser Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds. Without relief under Section 9(c), the Adviser Applicants would be prevented from offering advisory

4
Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

5	The Adviser Applicants are Amerivest and TDAM USA.

services that represent a valuable part of the total financial services they offer. In the case of certain Adviser Applicants, the effects would be particularly dire, as investment advisory activities to certain Funds represent a very substantial part of their business.

Prohibiting the Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities. Approximately 52 employees of the Applicants are actively involved in the provision of Fund Service Activities (not including the many other employees of the Applicants and their affiliates who would be adversely affected if they could no longer offer the Funds to their customers).  Many of these employees could experience significant difficulties in finding alternative, fund-related employment. For these reasons, the imposition of the Section 9(a) disqualification on the Adviser Applicants would be unduly and disproportionately severe.

Disqualifying the Applicants from continuing to provide investment advisory services as investment adviser is not in the public interest or in furtherance of the protection of investors.

C.	Involvement of Applicants’ Personnel

None of the current or former directors, officers, or employees of the Applicants, other than Investools, had any knowledge of, or any participation in, the violative conduct alleged in the Complaint.  In addition, the conduct described in the Complaint did not involve the assets of any of the Funds.  Therefore, the Funds to which Applicants provided advisory or sub-advisory services would not have been affected any differently if companies not affiliated with TD Ameritrade Holding or TD Bank had provided such services to those Funds. Applicants further state that the individual defendants named in the Complaint are no longer employed at Investools. The personnel at Investools who were involved in the violations alleged in the Complaint have had no, and will not have any future, involvement in providing Fund Service Activities to Funds.

As a result of the foregoing, it is clear that Applicants’ conduct has not been such as to make it against the public interest or protection of investors to grant their Application.

D.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of investors, the Applicants agree that they will, as soon as reasonably practicable and to the extent not already completed, distribute to the boards of directors (“Boards”) of the Funds written materials describing the circumstances that led to the Injunction, any impact on the Funds and this Application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which any of the Applicants provides Fund Service Activities, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, if any.  These written materials will concern the Judgment, this Application, and any impact on the Funds of the Judgment and/or the Application. The Applicants undertake to provide such Funds’ Boards with all information concerning the Judgment and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws.

E.	Hardships on the RICs and their Shareholders

The inability of the Adviser Applicants to continue providing such services to the Funds would result in the Funds and their shareholders facing potential hardship. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds. Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. In addition, disqualifying the Adviser Applicants could result in substantial costs to the Funds and others because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals could be substantial and would include the costs of: (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special meeting of the boards of directors of the Funds; (3) preparing, printing and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.

F.	Applicants’ Prior Section 9(c) Orders

Certain of the Applicants (or their predecessors) previously have applied for and obtained exemptive relief under an order issued pursuant to Section 9(c) in relation to Regulations U and X promulgated by the Federal Reserve Board.  The complaint giving rise to this matter alleged that TD Bank had violated the margin lending requirements of Regulation U and The Toronto-Dominion Bank Trust Company had aided and abetted violations by customers of Regulation X.

TD Bank, TD Investment Management Inc., 6 TD Securities (USA) Inc., TD Waterhouse Asset Management, Inc.,7 TD Waterhouse Investor Services, Inc. and CT Investment Counsel (U.S.), Inc. requested and received exemptive relief.8 Because this previously obtained Section 9(c) order was necessitated by enforcement actions brought by the Commission in the past with respect to facts and circumstances that do not bear on this Application, it should have little, if any, relevance to whether this Application is granted. Rather, the Application should be judged on its own merits.

6	On May 31, 2005, TD Investment Management Inc. merged with and into TD Asset Management USA Inc. On July 31, 2008, TD Asset Management USA Inc. changed its name to TDAM USA Inc.

7	TD Waterhouse Asset Management, Inc. subsequently changed its name to TD Asset Management USA Inc. on May 13, 2005, which in turn changed its name to TDAM USA Inc. on July 31, 2008.

8	Investment Company Act Release Nos. 24486 (May 31, 2000) (notice and temporary order) and 24555 (July 11, 2000) (permanent order)

G.	Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

H.	Conclusion

For the reasons set forth above, each of the Applicants meets the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully applies for the entry of the following orders by the Commission as soon as may be practicable:

1.           that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be temporarily exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Judgment pending final determination by the Commission of the Application for an order permanently exempting the Applicants and the other Covered Persons from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Judgment; and

2.           that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be permanently exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Judgment.

IV.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Investools Inc.
13947 S. Minuteman Dr.
Draper, UT 84020

Amerivest Investment Management, LLC
1005 North Ameritrade Place
Bellevue, NE 68005

TDAM USA Inc.
161 Bay Street
35th Floor, TD Canada Trust Tower
Toronto, Ontario
Canada M5J 2T2

with a copy to:

Sarah E. Cogan
Ellen Patterson
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-4 of this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

The Applicant named below have caused this Application to be duly signed on its behalf on the 10th day of December, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

INVESTOOLS INC.

By:	/s/ John Bunch
Name:	John Bunch
Title:	President

The Applicant named below has caused this Application to be duly signed on their behalf on the 10th day of December, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

AMERIVEST INVESTMENT MANAGEMENT, LLC

By:	/s/ John Bell
Name:	John Bell
Title:	President

The Applicant named below has caused this Application to be duly signed on their behalf on the 10th day of December, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

TDAM USA INC.

By:	/s/ Barbara Palk
Name:	Barbara Palk
Title:	President